Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294802

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated April 9, 2026)

Up to 10,425,000 Shares of Common Stock Issuable Upon Exercise of Warrants

and

Up to 121,829,432 Shares of Common Stock

and

Up to 75,000 Private Warrants

Offered by the Selling Securityholders

This prospectus supplement supplements the prospectus dated April 9, 2026 (as supplemented, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-294802). This prospectus supplement is being filed to update and supplement the information in the Prospectus solely for the purpose of including Selling Securityholders (as defined below) who have acquired shares of our Common Stock (as defined below) from certain existing selling securityholders previously named in the Prospectus.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 10,425,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 75,000 shares of Common Stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Churchill Sponsor X, LLC (the “Sponsor”) in connection with the initial public offering of Churchill Capital Corp X (“CCX”) and (ii) up to 10,350,000 shares of Common Stock that are issuable upon the exercise of 10,350,000 warrants (the “Public Warrants” and with the Private Warrants, the “Warrants”) originally issued in the initial public offering of CCX. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) up to 121,829,432 shares of Common Stock issued in connection with the Business Combination (as defined below), consisting of (a) up to 12,654,760 shares of Common Stock issued in connection with private placements pursuant to subscription agreements entered into on September 8, 2025 (the “PIPE Shares”), (b) up to 10,350,000 shares of Common Stock originally issued to the Sponsor (the “Founder Shares”), including 1,500,000 Founder Shares that were unvested as of the Closing (as defined below) and will re-vest upon the occurrence of the Triggering Event (as defined in the Sponsor Agreement), (c) up to 300,000 shares of Common Stock originally issued to the Sponsor in a private placement (the “CCX Private Placement Shares”) in connection with the initial public offering of CCX, (d) up to 98,449,672 shares of Common Stock issued to former securityholders of ColdQuanta, Inc. (d/b/a Infleqtion) (the “Legacy Infleqtion Holders”) in connection with the Business Combination registrable pursuant to that certain Amended and Restated Registration Rights Agreement, dated as of September 8, 2025, between us and the Selling Securityholders granting such holders registration rights with respect to such shares, and (e) up to 75,000 shares of Common Stock issuable upon the exercise of the Private Warrants, and (ii) up to 75,000 Private Warrants.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus. We will receive proceeds from the exercise of the Warrants for cash, but not from the sale of the shares of Common Stock issuable upon such exercise.

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution” in the Prospectus.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and Public Warrants are listed on The New York Stock Exchange (the “NYSE”) under the symbols “INFQ” and “INFQ WS,” respectively. On June 4, 2026, the last reported sales price of our Common Stock on NYSE was $16.95 per share, and the last reported sales price of our Public Warrants on NYSE was $8.88 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 5, 2026.

SELLING SECURITYHOLDERS

This prospectus supplement is filed solely for the purpose of amending the information of certain selling securityholders who have acquired shares of common stock included for resale in the Prospectus from certain existing selling securityholders previously named in the Prospectus. Specifically, this prospectus supplement reflects the in-kind distribution, as of June 2, 2026, of 3,825,935 shares of Common Stock by entities affiliated with Maverick Capital to certain of its limited partners.

The table below supersedes and replaces, solely with respect to the Selling Securityholders named therein, the corresponding information set forth in the “Selling Securityholders” table in the Prospectus beginning on page 123. For information regarding any Selling Securityholder not named in the table below, please refer to the “Selling Securityholders” section of the Prospectus, which is not otherwise amended by this prospectus supplement.

This prospectus supplement should be read together with the Prospectus, including any amendments or supplements thereto, and is qualified in its entirety by reference thereto, except to the extent the information herein supersedes the information contained in the Prospectus.

	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Security Holder(1)	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Advocate Health and Hospitals Corporation(2)	37,196	37,196	—	—	—	—	—	—
Alexandre S. Rafal(3)	21,714	4,561	17,153	*	—	—	—	—
Ambar Bhattacharyya(4)	38,209	38,209	—	—	—	—	—	—
Andrew Lentz(5)	1,789	1,789	—	—	—	—	—	—
Cedars Trust(6)	193,220	193,220	—	—	—	—	—	—
Cohasset VC, LTD(7)	1,386,242	1,386,242
Singer-Kapp Revocable Trust(8)	324,320	324,320	—	—	—	—	—	—
Sawtooth Mountains LLC(9)	81,076	81,076	—	—	—	—	—	—
David B. Singer(10)	34,740	34,740	—	—	—	—	—	—
Entities Affiliated with Maverick Capital(11)	350,155	350,155	—	—	—	—	—	—
Illiquid Markets 1888 Fund, LLC(12)	331,507	331,507	—	—	—	—	—	—
JWL Holdings LLC(13)	14,332	14,332	—	—	—	—	—	—
Lawler 2012 Family Trusts(14)	7,197	7,197	—	—	—	—	—	—
Maria L. Schreder, Trustee of the Stephen J. Schreder Irrevocable Trust Dated June 20, 2013(15)	73,043	73,043	—	—	—	—	—	—
MDL Holdings, LLC(16)	14,332	14,332	—	—	—	—	—	—
Matthew Kinsella(17)	7,864,716	7,814,538	50,178	*	—	—	—	—
Peter L. Kellner 2006 Trust(18)	28,670	28,670	—	—	—	—	—	—
Premera Blue Cross(19)	215,053	215,053	—	—	—	—	—	—
The 819 Family Trust(20)	2,506	2,506	—	—	—	—	—	—
WLS Holdings, LLC(21)	14,332	14,332	—	—	—	—	—	—

*	Less than one percent.
(1)	Unless otherwise noted, the principal business address of each of the following individuals is c/o Infleqtion, Inc., 1315 West Century Drive, Suite 150, Louisville, CO 80027.
(2)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 37,196 shares of Common Stock held by Advocate Health and Hospitals Corporation. The address for Advocate Health and Hospitals Corporation is 2025 Windsor Drive, Oak Brook, Illinois 60523.

(3)	The shares reflected as beneficially owned prior to the offering consist of 21,714 shares of Common Stock. The address for Mr. Rafal is 100 Morton Street, Apartment 12DE, New York, New York 10014.
(4)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 38,209 shares of Common Stock held by Ambar Bhattacharyya. The address for Mr. Bhattacharyya is 1870 Jackson Street, Apartment 604, San Francisco, California 94109.

(5)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 1,789 shares of Common Stock held by Andrew Lentz. The address for Mr. Lentz is 9 Oak Lane, Rumson, New Jersey 00760.

(6)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 193,220 shares of Common Stock held by Cedars Trust. The address for Cedars Trust is c/o J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, Delaware 19713.

(7)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 1,386,242 shares of Common Stock held by Cohasset VC, LTD. The address for Cohasset VC, LTD. is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201.

(8)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 324,320 shares of Common Stock held by Singer-Kapp Revocable Trust. The address for Singer-Kapp Revocable Trust is 59 Presidio Boulevard, San Francisco, CA 94129.

(9)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 81,076 shares of Common Stock held by Sawtooth Mountains LLC. The address for Sawtooth Mountains LLC is 59 Presidio Boulevard, San Francisco, CA 94129.

(10)

The shares reflected as beneficially owned prior to the offering consist of 34,740 shares of common stock issuable upon exercise of vested options held by Mr. Singer. The economic benefit of the director compensation provided in respect of Mr. Singer’s board service passes to Maverick Ventures Investment Fund, L.P. (“Maverick Ventures Fund”) through a management fee offset.

(11)

The shares reflected as beneficially owned prior to the offering consist of 350,155 shares of common stock held by Maverick Capital Advisors, LP (“Maverick Capital Advisors”) Maverick Capital Management, LLC (“Maverick Capital Management”) serves as the general partner to Maverick Capital, Ltd. (“Maverick”), and Lee S. Ainslie is the manager of Maverick. MCV Management Company, LLC (“MCV”) is the investment manager, and Maverick Capital Ventures, LLC (“Maverick Ventures”) is the general partner, of Maverick Ventures Fund. Maverick is the manager of MCV, and Mr. Ainslie and Mr. Singer are the managing partners of Maverick Ventures and MCV. Maverick Capital Management is the general partner of Maverick Capital Advisors and Maverick Capital Advisors is the manager of Maverick Ventures. The principal address for each of the funds referenced above is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201.

(12)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 331,507 shares of Common Stock held by Illiquid Markets 188 Fund, LLC. The address for Illiquid Markets 188 Fund, LLC is 1401 Lawrence Street, Suite 1920, Denver, Colorado 80202.

(13)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 14,332 shares of Common Stock held by JWL Holdings, LLC. The address for JWL Holdings, LLC is 3336 Arapaho Ridge Drive, College Station, Texas 77845.

(14)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 7,197 shares of Common Stock held by Lawler 2012 Family Trust. The address for Lawler 2012 Family Trust is 406 W. Cowan Road, Houston, Texas 77007.

(15)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 73,043 shares of Common Stock held by Maria L. Schreder, Trustee of the Stephen J. Schreder Irrevocable Trust Dated June 20, 2013 (“Maria Schreder Trust”). The address for Maria Schreder Trust is 250 Ayrshire Drive, Villanova, Pennsylvania 19085.

(16)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 14,332 shares of Common Stock held by MDL Holdings, LLC. The address for MDL Holdings, LLC is 3336 Arapaho Ridge Drive, College Station, Texas 77845.

(17)

The shares reflected as beneficially owned prior to the offering consist of (i) 5,434,663 shares of Common Stock issuable upon exercise of options held directly by Mr. Kinsella, all of which shares have fully vested and an additional 20,071 shares of Common Stock issuable upon the exercise of options held by Mr. Kinsella within 60 days of June 2, 2026, (ii) 47,334 shares of Common Stock held directly by Mr. Kinsella, (iii) 336,197 shares of Common Stock held of record by Kinsella Investment Holdings, LLC, (iv) 1,889,829 shares of Common Stock issuable upon exercise of options held by Kinsella Investment Holdings, LLC, all of which shares have fully vested, (v) 34,740 shares of Common Stock held by The John R. Kinsella Children’s Trust (the “Children’s Trust”), of which Mr. Kinsella is co-trustee, and (vi) 101,882 shares of Common Stock held by the John R. Kinsella Revocable Living Trust (the “Living Trust”), of which Mr. Kinsella’s is a trustee. Mr. Kinsella may be deemed to beneficially own shares held by Kinsella Investment Holdings, LLC, the Children’s Trust and the Living Trust by virtue of his voting power and investment power over such shares.

(18)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 28,670 shares of Common Stock held by Peter L. Kellner 2006 Trust. The address for the Peter L. Kellner 2006 Trust is c/o Erik Zissu, Esq., 693 Red Canyon Trail, Durango, Colorado 81301.

(19)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 215,053 shares of Common Stock held by Premera Blue Cross. The address for Premera Blue Cross is 7001 220th Street SW, Mountlake Terrace, Washington 98043.

(20)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 2,506 shares of Common Stock held by The 819 Family Trust. The address for The 819 Family Trust is 6412 Old Gate Road, Plano, Texas 75024.

(21)

The shares reflected as beneficially owned prior to the offering were received in connection with a distribution by certain entities affiliated with Maverick Capital. Includes 14,332 shares of Common Stock held by WLS Holdings, LLC. The address for WLS Holdings, LLC is 3336 Arapaho Ridge Drive, College Station, Texas 77845.